

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

December 6, 2010

James F. Groelinger
Chief Executive Officer
I-Web Media, Inc.
706 Hillcrest Drive
Richmond, TX 77469

> **Re: I-Web Media, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on**
> **Schedule 14C**
> **Filed December 2, 2010**
> **File No. 000-54012**

Dear Mr. Groelinger:

We have completed our review of your filing and have no further comments at this time on the specific issues raised.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile at (949) 635-1244
        Craig Butler
        The Lebrecht Group